Filed Pursuant to Rule 433

Registration No. 333-175087

Issuer Free Writing Prospectus dated September 23, 2011

Relating to Prospectus Supplement dated September 23, 2011

and the Prospectus dated June 23, 2011

The Mosaic Company 3033 Campus Drive, Suite E490 Plymouth, MN 55441 www.mosaicco.com

FOR IMMEDIATE RELEASE

Media Rob Litt The Mosaic Company 763-577-6187 rob.litt@mosaicco.com	Investors Laura Gagnon The Mosaic Company 763-577-8213 investor@mosaicco.com

THE MOSAIC COMPANY ANNOUNCES PRELIMINARY FIRST QUARTER

EARNINGS SUMMARY IN CONJUNCTION WITH THE

SECONDARY OFFERING RELATED TO S&P 500 INCLUSION

NET EARNINGS UP 77 PERCENT TO $526 MILLION

EARNINGS PER SHARE UP 75 PERCENT TO $1.17

PLYMOUTH, MN, September 23, 2011 – In conjunction with the announcement yesterday of a secondary offering of shares related to the Company’s inclusion in the S&P 500 index, The Mosaic Company (NYSE: MOS) announced first quarter fiscal year 2012 net earnings increased 77 percent to $526 million and earnings per diluted share increased 75 percent to $1.17. Mosaic’s net sales in the first quarter of fiscal 2012 increased 41 percent to $3.1 billion. Segment volumes, realized prices, operating rates, and the tax rate were all within the ranges of the Company’s previously disclosed estimates.

Consolidated gross margin rose 4.4 percentage points to 27.5 percent driven by improvements in both Phosphates and Potash. Phosphate margins improved 3 percentage points to 18 percent as higher prices were partially offset by higher ammonia and sulfur costs. Potash margins improved 10 percentage points to 51 percent, with higher prices and higher operating rates both contributing to margin improvements.

The Company believes the fundamental outlook for the industry remains strong as a result of low global stocks of grain and oilseeds, attractive agricultural commodity prices and record farm net income.

These preliminary results are based upon management’s expectations and currently available information.

Mosaic will release full earnings after market close on Wednesday, September 28, 2011 and conduct a conference call on Thursday, September 29, 2011 at 10:00 a.m. EDT to discuss first quarter earnings results as well as global markets and trends. Presentation slides and a simultaneous audio webcast of the conference call may be accessed through Mosaic’s website at www.mosaicco.com/investors.

About The Mosaic Company

The Mosaic Company is one of the world’s leading producers and marketers of concentrated phosphate and potash crop nutrients. Mosaic is a single source provider of phosphate and potash fertilizers and feed ingredients for the global agriculture industry. More information on the company is available at www.mosaicco.com.

The Mosaic Company’s management and are subject to significant risks and uncertainties. These risks and uncertainties include but are not limited to the predictability and volatility of, and customer expectations about, agriculture, fertilizer, raw material, energy and transportation markets that are subject to competitive and other pressures and economic and credit market conditions; the level of inventories in the distribution channels for crop nutrients; changes in foreign currency and exchange rates; international trade risks; changes in government policy; changes in environmental and other governmental regulation, including greenhouse gas regulation and implementation of the U.S. Environmental Protection Agency’s numeric water quality standards for the discharge of nutrients into Florida lakes and streams; further developments in the lawsuit involving the federal wetlands permit for the extension of the Company’s South Fort Meade, Florida, mine into Hardee County, including orders, rulings, injunctions or other actions by the court or actions by the plaintiffs, the Army Corps of Engineers or others in relation to the lawsuit, or any actions the Company may identify and implement in an effort to mitigate the effects of the lawsuit; other difficulties or delays in receiving, or increased costs of, necessary governmental permits or approvals; further developments in the lawsuit involving the tolling agreement at the Company’s Esterhazy, Saskatchewan, potash mine, including settlement or orders, rulings, injunctions or other actions by the court, the plaintiff or others in relation to the lawsuit; the effectiveness of our processes for managing our strategic priorities; adverse weather conditions affecting operations in Central Florida or the Gulf Coast of the United States, including potential hurricanes or excess rainfall; actual costs of various items differing from management’s current estimates, including among others asset retirement, environmental remediation, reclamation or other environmental regulation or Canadian resource taxes and royalties; accidents and other disruptions involving Mosaic’s operations, including brine inflows at its Esterhazy, Saskatchewan potash mine and other potential mine fires, floods, explosions, seismic events or releases of hazardous or volatile chemicals, as well as other risks and uncertainties reported from time to time in The Mosaic Company’s reports filed with the Securities and Exchange Commission. Actual results may differ from those set forth in the forward-looking statements.

The Mosaic Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents filed with the SEC for more complete information about The Mosaic Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, The Mosaic Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (866) 803-9204 or (888) 827-7275.

Condensed Consolidated Financial Highlights

	(in millions except price per tonne or unit)
The Mosaic Company	Three months ended August 31,		Increase/ (Decrease)
	2011	2010	Amount	%
Consolidated Summary:
Net Sales	$3,083.3	$2,188.3	$895.0	41%
Gross Margin	$848.2	$504.7	$343.5	68%
Gross Margin Percentage	27.5%	23.1%	4.4%	—
Operating Earnings	$729.6	$410.3	$319.3	78%
Net Earnings	$526.0	$297.7	$228.3	77%
Fully Diluted EPS	$1.17	$0.67	$0.50	75%

Phosphates:
Net Sales (a)	$2,219.8	$1,581.1	$638.7	40%
Gross Margin	$409.6	$245.0	$164.6	67%
Gross Margin Percentage	18%	15%	3%	—
Operating Earnings	$333.3	$178.0	$155.3	87%

Total Segment Tonnes (b)	3,178	3,062	116	4%
DAP (c) average selling price (tonne)	$576	$431	$145	34%
Ammonia (tonne) average cost	$551	$391	$160	41%
Sulfur (long ton) average cost (N.A.)	$232	$152	$80	53%

Potash:
Net Sales	$873.0	$621.9	$251.1	40%
Gross Margin	$444.4	$256.7	$187.7	73%
Gross Margin Percentage	51%	41%	10%	—
Operating Earnings	$402	$218	$184	84%

Total Segment Tonnes (d)	1,820	1,678	142	8%
MOP (c) - average selling price (tonne)	$446	$331	$115	35%

(a)	Includes PhosChem sales for its other member of $233 million and $154 million for the three months ended August 31, 2011 and 2010. PhosChem is a consolidated subsidiary of Mosaic.
(b)	Phosphates volumes represent dry product tonnes. Excludes tonnes sold by PhosChem for its other member.
(c)	FOB plant, sales to unrelated parties.
(d)	Excludes tonnes related to a third-party tolling arrangement.